04045107

RECEIVED

2004 SEP 24 P 3:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

JP Morgan

J.P. Morgan Chase Bank
60 Wall Street - fl.36
New York, NY 10260-0060

The Morgan Bank
60 Wall Street
New York, NY 10015
ADR Administration - 36 Fl.

ARS
3-31-04

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

American Depositary Receipts

| | | |
|---|---|---|
| | Annual Report | |
| Re: | Toto Ltd. | 2004 |

SEC File Number: **2-40866**

Dear Sirs:

Pursuant to Paragraph "C" in the Undertakings set forth in the registration Statement S-12 of the above mentioned American Depositary Receipts, we now enclose three copies of the above for your files:

Yours truly,

Denise F. Johnson

Denise F. Johnson
Authorized Signature

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

Enclosures

Secltr

3-31-04
AR/S

# TOTO Annual Report 2004

UNDER

For the year ended
March 31, 2004

# Profile

TOTO LTD., established in 1917, has built a reputation for reliability as Japan's largest manufacturer of plumbing-related equipment. The Company's product lineup ranges from sanitary ware, faucets and washbasins to unit bathrooms, water heaters and modular kitchens. Over the past 30 years, TOTO has shipped approximately 150 million plumbing-related products, reaching 70% of households in Japan. In recent years, we have diversified into advanced ceramics and other business fields, in addition to expanding our overseas presence, particularly in China and the United States.

# Financial Highlights

TOTO LTD. and consolidated subsidiaries
Years ended March 31, 2002, 2003 and 2004

| | 2002 | 2003 | **2004** | **2004** |
|---|---|---|---|---|
| | Millions of yen | | Millions of yen | Thousands of U.S. dollars |
| **For the year:** | | | | |
| Net sales | ¥424,097 | ¥439,683 | **¥467,925** | **$4,427,335** |
| Operating income | 11,622 | 17,620 | **27,434** | **259,570** |
| Net income | 1,139 | 4,073 | **11,732** | **111,004** |
| **At the year-end:** | | | | |
| Total assets | ¥488,207 | ¥471,482 | **¥462,622** | **$4,377,160** |
| Net shareholders' equity | 191,946 | 178,312 | **189,857** | **1,796,357** |
| | Yen | | Yen | U.S. dollars |
| Net income per share | ¥3.08 | ¥11.05 | **¥33.63** | **$0.32** |
| Cash dividends per share | 10.00 | 10.00 | **11.00** | **0.10** |

Note: U.S. dollar amounts are stated for convenience only, using the exchange rate prevailing on March 31, 2004: ¥105.69=US$1.

# Contents


To Our Shareholders — 1
Toward a Dynamic, Vibrant, and Excellent TOTO — 2
Medium-Term Management Plan (Fiscal 2005-Fiscal 2007)
Interview with the President — 4
TOTO Overseas — 8
Review of Operations — 10
Financial Section — 12
International Network — 31
Board of Directors — 32
Corporate Data — 33


**Forward-Looking Statements**

This annual report contains forward-looking statements, including information about business plans, earnings forecasts and strategies. Such statements reflect TOTO management's estimates and assumptions based on information available at the time of writing. The accuracy of such statements is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, including consumption trends and competitive challenges.

# To Our Shareholders



In fiscal 2004, ended March 31, 2004, TOTO LTD. achieved its second consecutive fiscal year of higher revenues and earnings. This achievement was the result of concentrating management resources in the domestic home improvement field and the overseas business in an attempt to switch to an earnings structure less dependent on new housing starts. In addition, we made aggressive efforts at cost reductions and restructuring to enhance profitability.

Since becoming president in June 2003, I have visited numerous workplaces, customers and suppliers, talked with TOTO employees and thought about the future direction TOTO should take. This culminated in the formulation of our three-year medium-term management plan, which started in fiscal 2005. We have set in motion measures targeting recurring profit of ¥40 billion or more by fiscal 2007, the final year of the plan, higher than our previous record-high recurring profit of ¥34.5 billion set in fiscal 1990. Under this medium-term management plan, we aim to achieve sustainable growth and development, making TOTO into a dynamic, more vibrant and excellent company. In other words, we aim to create a "dynamic company" with a brand name that is recognized and supported by customers around the world, a "more vibrant company" that facilitates communication and motivates employees, and an "excellent company" that is transparent and trustworthy.

In 2007, three years from now, TOTO will celebrate its 90th anniversary. I believe that these three years are a critical period for aligning TOTO toward growth and development worthy of its 100th anniversary in another decade. I consider the achievement of the targets in the medium-term management plan as essential to the future of TOTO. To this end, we ask for the support and understanding of our shareholders.

July 2004

Teruo Kise

Teruo Kise
President and COO

# Toward a Dynamic, Vibrant, and Excellent TOTO

## Medium-Term Management Plan (Fiscal 2005 – Fiscal 2007)

### Activities from Fiscal 2001 to Fiscal 2004

Amid a slowdown in new housing starts in Japan, TOTO has made concerted efforts to lessen the dependence of its earnings structure on the new housing business. As a result of concentrating efforts in the remodeling field, which includes refurbishment and renovation, sales in the remodeling business exceeded those in the new housing business in fiscal 2003, and the remodeling ratio* increased to 54% in fiscal 2004. The overseas business expanded mainly in China and the United States, growing to account for 8% of net sales in fiscal 2004.

Although sales prices are declining due to a worsening in the supply/demand balance, TOTO focused on slowing the slide in sales prices by aggressively introducing high-value-added products to the market and strengthening value-added product proposals. As a result, the rate of decrease in sales prices was held to 0.8 percentage point in fiscal 2004, an improvement of 1.6 percentage points. From fiscal 2003 to fiscal 2004, when Group efforts were focused on cost reductions under the TOTO Self Revolution (TSR) initiative, TOTO achieved ¥27.3 billion in cost reductions.

Through these and other Groupwide measures, TOTO was able to establish a foundation for sustainable growth and development and lessen its earnings structure's dependence on new housing business.

*Remodeling ratio = Remodeling business sales ÷ (Remodeling business sales + new housing business sales)

### Targets of Medium-Term Management Plan (Fiscal 2005 – Fiscal 2007)

The medium-term management plan, extending from fiscal 2005 to fiscal 2007, aims to achieve steady growth by further advancing measures already in motion to make the TOTO Group dynamic, more vibrant and excellent in the 21st century. Under the plan, TOTO is targeting consolidated net sales of ¥530 billion, recurring profit of ¥40 billion and net income of ¥20 billion by fiscal 2007, new record highs for the TOTO Group.

We are taking two major strategic initiatives to achieve these targets. The first comprises growth strategies to create markets and further expand operations. The second comprises financial strategies to create a foundation that supports our growth strategies.

### Growth Strategies

To create markets under the growth strategies, TOTO is aggressively investing in potential growth fields in an aim to achieve significant growth and generate profits. Specifically, TOTO is advancing three plans comprising the Remodel 21 Plan, which strengthens contact with customers through remodeling, the Global 21 Plan, which aims to establish TOTO as a global brand name, and the Only One 21 Plan, which aims to develop innovative technologies for next-generation products.

Under the Remodel 21 Plan, TOTO plans to stimulate latent demand by developing and releasing new products that offer lifestyle alternatives and encourage remodeling. We aim to improve the quality and quantity of our Remodel Club, a network of remodeling stores, and TOTO showrooms, which serve as avenues for customer contact.

Under the Global 21 Plan, TOTO will continue to concentrate on the mid-range and high-end markets while broadening its product lineup of sanitary ware, Washlets, faucets, accessories and bathtubs in order to propose lifestyle alternatives for customers around the world. We are accelerating plans to shift production overseas by enhancing bases in mainly the Asian region.

Under the Only One 21 Plan, we are strengthening and expanding the application of environmentally friendly technologies into existing products, such as our "Only One" photocatalyst technology. We also

**Net Sales, New Housing Starts, Recurring Profit**
**(Years ended March 31)**



Net Sales (Billions of yen)
Recurring Profit (Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
30
25
20
15
10
5
0
-5
-10
419.8
373.8
391.9
425.9
424.1
439.7
467.9
8.7
-6.4
2.5
11.8
9.6
13.3
24.7
1998
1999
2000
2001
2002
2003
2004
Net Sales
New Housing Starts
Recurring Profit


Note: New housing start figures are indexed to net sales for the fiscal year ended March 1998.

aim for the early commercialization of products by conducting research and development into technologies that will become key growth drivers in the future, such as advanced ceramics-related technologies and combinations of bio-, nano- and electronics-related technologies. In product development, TOTO is proceeding along the concept of creating products usable by as many people as possible, mainly through the Universal Design Research Center it established in 2002.

### Major Medium-Term Strategies
### Five-Point TOTO 21 Plan



Growth Strategies
Create new markets, develop strategies to secure significant growth
Financial Strategies
Implement strategies to strengthen corporate foundation to underpin growth strategies
Remodel 21
Global 21
Only One 21
Challenge 21
Revolution 21
Create Remodeling Markets
Cultivate Overseas Markets
Develop Proprietary Plumbing Technology for a Comfortable Lifestyle
Revitalize Employees
Promote Efficiency and Reform


### Financial Strategies

Through our financial strategies, we are creating a corporate culture and solid foundation to support our growth strategies and enhance efficiency in each business segment. TOTO is advancing the Challenge 21 Plan, which aims to foster creative and self-motivated employees with enduring passion, and the Revolution 21 Plan, which aims to reinforce corporate structures through incessant innovation.

Under the Challenge 21 Plan, TOTO aims to create a corporate culture of passion and to foster creative and self-motivated employees in order to create new value for tomorrow's lifestyles. Based on a performance-linked evaluation system, we are incorporating points of evaluation for aggressiveness in taking on new challenges. Through the composition of cross-sectional open projects, we are also fostering truly independent employees full of vigor.

Under the Revolution 21 Plan, TOTO aims to become a powerful company able to swiftly respond to changes in the operating environment. Based on cumulative efforts to reduce costs under TSR, we will continue to promote greater efficiency in production, marketing and peripheral divisions. Through the Revolution 21 Plan, we plan to realize cost reductions totaling ¥30 billion over the period from fiscal 2005 to fiscal 2007.

While fulfilling our management, environmental and social responsibilities, we are also addressing important issues by strengthening management's corporate social responsibility (CSR) activities, all of which are geared toward achieving the sustainable development of both TOTO and society as a whole.

### Principal Financial Indicators
**(Years ended/ending March 31, 2004 to 2007)**

| (Billions of yen) | 2004 | 2005 (Planned) | 2006 (Planned) | 2007 (Planned) | 2007 (Planned) vs. 2004 |
|---|---|---|---|---|---|
| Net Sales | 467.9 | 485.0 | 510.0 | 530.0 | +13% |
| Recurring Profit | 24.6 | 30.0 | 35.0 | 40.0 | +63% |
| Net Income | 11.7 | 13.0 | 17.0 | 20.0 | +71% |
| Free Cash Flow (FCF) | +21.3 | +17.0 | – | – | – |

### Creating Avenues for Customer Contact

| | March 2004 | March 2007 (Planned) |
|---|---|---|
| Number of showrooms | 86 | 120 |
| Number of Suisai plumbing shops | 342 | 480 |
| Number of Remodel Club stores | 2,800 | 5,000 |

# Interview with the President

**Q. How were results for the fiscal year ended March 31, 2004?**

A. In the fiscal year under review, consolidated net sales increased 6.4% to ¥467,925 million, operating income advanced 55.7% to ¥27,434 million and net income increased approximately 2.9 times to ¥11,732 million. Remodeling and overseas sales expanded, and the non-housing starts index (the ratio of remodeling, overseas and new business sales to total sales) increased 5 percentage points to 59%. Under TOTO Self Revolution (TSR) activities that were initiated in fiscal 2003, the Company achieved cost reductions of ¥13.0 billion in the fiscal year ended March 31, 2004.

**Q. What is your strategy in the increasingly competitive field of remodeling?**

A. In Japan, new housing starts remain weak, and significant growth is unlikely in the future. However, demand is quite strong for home refurbishment and renovation. The baby boomer generation of people born between 1947 and 1949 is the largest population group in Japan, and will be entering retirement in a few years. Ask what these baby boomers will spend their savings on after retiring, and most will reply "home renovations" after "domestic travel." For this reason, a number of companies are entering the home refurbishment market.

In Japan, construction companies generally choose what fixtures will be installed in new homes, while it is the customers themselves who usually choose fixtures for a remodeling project. In this area, TOTO aims to offer new value that exceeds expectations and motivates



customers to remodel, going beyond previous efforts to simply provide plumbing solutions.

TOTO is advancing three elements within its remodeling business strategy: developing products that motivate customers to remodel, opening showrooms to provide customers with hands-on opportunities to use our products and visualize new concepts, and building a network of construction companies that customers trust. I believe that with these three elements working in unison, we will be able to stimulate remodeling demand and acquire new customers. TOTO is striving to create a more robust system by concentrating management resources in the remodeling field.

**Consumption Patterns for the Baby Boomer Generation after Reaching Retirement Age**


(%)
60
50
40
30
20
10
0
Source: Multiple-choice survey carried out by the Nihon Keizai newspaper (July 2003)
1.Domestic travel
2.Home renovations
3.Overseas travel
4.Self-enrichment learning
5.Car
6.Personal computer
7.House purchase

**Q. What kind of products stimulate remodeling demand?**

A. At TOTO, remodeling does not simply mean the replacement of aging equipment; it signifies the provision of value that exceeds customer expectations by offering new lifestyle alternatives. To promote remodeling among customers who are also considering overseas travel or buying an automobile, we must provide high-value-added products that generate excitement about remodeling. Customers have raved about our high-value-added products, especially our Washlets, unit bathrooms with quick-drying Karari Floor, and the NEOREST series of rimless toilets featuring the Tornado flushing system for enhanced cleanliness. During the fiscal year under review, we introduced the Hakkan Seikatsu Series of unit bathrooms that bring comfortable steam bathing to the home, and sales have been steadily growing. Our efforts to develop and market high-value-added products have also helped improve the TOTO brand image.

We will continue to develop high-value-added products with advanced features, aiming for a sales ratio of 60% or more for new products released within the last three years.

**Q. There are now more than 4,000 companies in the Remodel Club. What can you comment on in this area?**

A. The Remodel Club is our network of local construction companies that perform refurbishment and renovation work. The Remodel Club

**The Sources of TOTO's Competitive Advantage in the Remodeling Business**


Products
Attractive products that offer lifestyle alternatives
Showroom
Raise the level of lifestyle proposals
Focus on space coordination
BRAND
Remodeling networks
Raise the level of space coordination
The region's leading remodeling construction network
Reliability and trust
Customers

has continued to expand steadily since its launch in 1994, breaking through the 4,000 mark in January 2004. We aim to expand membership to 5,000 companies by fiscal 2007.

The Remodel Club is not a franchise network, but a members-only organization that permits the use of competitors' products. TOTO marketing personnel interact with Remodel Club members by providing product training, various tools and offering plans, proposals and support for remodeling consultation meetings. Through the Remodel Club, TOTO and member construction companies work closely together to meet customer needs. Member construction companies include plumbers, builders, remodeling specialists, and local housing companies. There are also member major construction material companies as well as window sash and door companies with connections through Daiken Corporation and YKK Architectural Products Inc. (YKK AP).

To provide high-quality services to customers, TOTO advertises well-managed Remodel Club companies on its Web site and in remodeling magazines. We will continue to cooperate with Remodel Club members to create an environment where customers can choose a reliable construction company for their remodeling project.

**Q. What is the driving force behind TOTO's alliance strategy?**

A. TOTO chooses to form alliances that are not based on capital tie-ups, mergers or acquisitions. In February 2002, we formed a business alliance with YKK Architectural Products Inc. to complement our existing alliance with Daiken Corporation. Through these alliances, we have succeeded in bolstering our responsiveness to remodeling demand and expanded our network of reliable construction partners. At TOTO showrooms throughout Japan, we jointly held new product remodeling fairs twice in 2003, once in the summer and once in the autumn, in cooperation with Daiken and YKK AP. As far as products are concerned, we have jointly developed the Toilet Remodel Pakk and the Bathroom Vanity Remodel Pakk, which were favorably received in the market. Based on the strengths of TOTO in home fixtures, Daiken in housing construction materials, and YKK AP in window sashes and doors, we are able to propose totally coordinated living environments to customers, covering everything from plumbing to the ceiling, walls, floor and windows. Aiming to integrate design themes, we are proceeding to develop products for coordinated environments by combining products from all three companies. In February 2004, we established the TOTO Daiken YKK AP Hiroshima Collaboration Showroom. Showcasing our combined product lineups, it provides a one-stop shopping experience, covering approximately 80% of the items needed for remodeling.

**Q. How is TOTO approaching universal design?**

A. Like other advanced industrialized nations, Japan is facing a rapidly aging population. In April 2003, the so-called Revised Heart Building Law was enacted to further promote the construction of public facilities accessible to the elderly and disabled. Based on the slogan of its Raku & Raku Plan, TOTO is developing products and proposing living environments based on the concept of universal design, which aims to make products available to as many people as possible, regardless of age or physical ability.

In 1970, TOTO initiated research into facilities and equipment for the handicapped, and established the Silver Research Office in 1991, promoting research on living environments for the elderly with an



TOTO examines how its products are used in actual living spaces to promote better universal design.

emphasis on plumbing-related products. Moreover, TOTO established the Universal Design Research Center in April 2002 in order to strengthen efforts at universal design to make products usable by not only the elderly and handicapped, but also as many people as possible. At the Universal Design Research Center, we are creating a framework for evaluating the universal design characteristics of TOTO products, developing new universal design products, and fostering personnel with specific knowledge about universal design. An organization of 280 monitors from inside and outside TOTO conduct field tests on universal design products through a network of elderly and disabled persons. These efforts lead to the development of more practical products from the users' point of view by clarifying issues to be resolved.

**Q. What are your thoughts on technological development?**

A. Technological development is crucial to the long-term growth of a company. Since its foundation, TOTO has engaged in basic research and technological development. Daily R&D activities currently take place in the development divisions of each business segment, the Comprehensive Development Departments and the Research Laboratory.

TOTO has researched numerous proprietary "Only One" technologies, including water conservation technologies that add value to

**TOTO Universal Design (UD) Concept**


Five UD Principles
Comfortable Position/Action
Ease of Use
Low Physical Stress
Adaptability
Safety and Security
Easy Cleaning and Maintenance
Superior Design
Easy to Obtain
Four Supplementary Rules

existing products, stain-resistant CeFiONtect glazing technologies that smooth sanitary ware surfaces to the nanometer level, and photocatalyst technologies that are expected to contribute to environmental preservation.

By applying for patents and using patent rights and acquisitions from the technological development stage, TOTO is focusing efforts on developing attractive products and bolstering marketing through the unification of patents, technologies and products and services. For example, TOTO acquired the patent rights to the hit product Karari Floor in January 2004. This patent right is for the core technology of the Karari Floor, which quickly dries by drawing water droplets into tiny grooves in the floor to drain residual water. We view intellectual property created from technological development such as this as an important management resource, and aim to leverage it to maximize business revenues.

Guided by the Only One 21 Plan in the medium-term management plan, we will continue to concentrate R&D efforts on the creation of new technologies in order to improve the profitability of existing businesses and to create new ones. In addition, we will proactively protect and utilize our patent rights by promoting awareness of intellectual property for the sound development of the industry.

**Q. What CSR measures are under way at TOTO?**

A. In April 2004, TOTO formed a Corporate Social Responsibility Division to boost its efforts in corporate social responsibility (CSR)



activities, with the ultimate aim of achieving sustainable development in society and industry while aiming to enhance customer satisfaction. With strong ethical values, our management approach to CSR is rooted in customer satisfaction, as we work to fulfill our social responsibilities in the context of preserving the environment, contributing to society and a wide variety of other activities.

With regard to preserving the environment, in addition to working to reduce environmental burden in its business activities, TOTO is focusing efforts on the crucial issues of developing environmentally conscious products and the full-scale introduction of green procurement to further reduce environmental burden when customers use TOTO products.

With regard to product development, TOTO is advancing the development of environmentally friendly technologies and products related to plumbing under its Clean Town Plan. TOTO Eco-Products are defined as products that fulfill TOTO's own standards for reducing $CO_2$ emissions during production and usage, reducing energy and water consumption during usage, reducing waste emissions, as well as being compatible with the 3Rs of Reduce, Reuse and Recycle. We introduce TOTO Eco-Products to customers through product catalogs and other publications. Currently, more than 96% of newly developed products qualify as TOTO Eco-Products.

In efforts to preserve the environment, TOTO believes in proactively making available information regarding its activities and their results to gain the understanding and support of its customers. In Japan, TOTO's 2003 Environmental Report was among the winners at the Seventh Environmental Report Awards of the Global Environmental Forum and the National Association for the Promotion of Environmental Conservation (NAPEC). Moreover, the TOTO KIDS Eco-Research Center, a portion of our Web site dedicated to teaching the importance of water to children, received the Environment goo Grand Prize in 2003.

With regard to contributing to society, TOTO aims to enhance interaction with local communities through Doronowa Club activities, which contribute to recycling and social welfare by holding ceramics classes, organizing cleanup campaigns and surveying the quality of water in rivers and lakes around its production facilities. TOTO operates the GALLERY MA, a gallery specializing in architecture, and was honored with the Mecenat Award for Disseminating Quality Information, which is given to corporations that provide strong support to the arts and culture.

Furthermore, TOTO makes concerted efforts to increase awareness of ethics among its employees, and as a part of these efforts established the Compliance Committee in 2002 and distributed its Compliance Manual to all employees.

# TOTO Overseas

TOTO's overseas operations achieved profitability in 2000, and the Company has continued with its efforts to improve their performance, so that they are able to maintain a firm position in the Pacific Rim and contribute to the continued growth of the entire Group.

TOTO is taking the following three steps in developing its overseas business. Step one is to create markets through exports, a step we have taken already in markets where we have bases. Step two is to create a sales network while producing locally, as is already in action in Vietnam, Taiwan and the Philippines. Step three is to strengthen sales networks and expand product lineups, as we are doing in the United States and China.

TOTO targets overseas sales of ¥44 billion in fiscal 2005 (ending March 31, 2005), to account for 9% of total net sales.



The opening ceremony for TOTO's Beijing Showroom, held in October 2003, was attended by many dignitaries and the mass media in China.

**TOTO in China**

TOTO is working to gain a larger share of the Chinese market and stay ahead of the competition through the strength of its technology and products. As a comprehensive manufacturer of bath and kitchen products, the Company is intent on expanding its business there.

Though competition increased during fiscal 2004, by establishing a high-end brand and maintaining the top position in its target markets, TOTO managed an increase in domestic Chinese sales of 23% from the previous fiscal year. Backed by a steady increase in exports to Japan, net sales for the Chinese business overall rose 15% to ¥13,700 million.

TOTO is implementing a number of product and marketing strategies during fiscal 2005 to accelerate growth and improve competitiveness. Product strategies include expanding sales of mainstay sanitary ware, as well as Washlets, automatic faucets and bathtubs. In marketing strategies, we aim to strengthen contractor-centered marketing capabilities and make more effective use of the Shanghai Technical Center and Beijing Showroom in order to take full advantage of the increase in demand for furnished homes and that related to the Beijing Olympics. With an appealing luxury image, the Beijing Showroom was opened in November 2003 to enhance TOTO brand awareness, to provide a space for interaction with our customers, and to showcase TOTO's advanced technologies and functions. We are also switching the advertising focus from product functions and features to image promotion, and upgrading sales showrooms to present an improved brand image.

TOTO WASHLET SHANGHAI CO., LTD. began operations in December 2003, producing Washlets for the Japanese market and completing a structure able to supply products to Japan with unprecedented price competitiveness.

For the future, TOTO is taking the initiative in the industry by emphasizing after-sales services, an area that is not widely emphasized in China, and making it one of the Company's strengths.

**TOTO in the United States**

TOTO U.S.A. is establishing a brand image as the manufacturer of plumbing products that offer superior design, technologically advanced features, and unsurpassed quality in the mid- to high-end market in the United States.

In 2003, sales in the sanitary ware field grew 22% – primarily in the one-piece and high-quality traditional toilet categories. This aggressive growth was supported by consistently firm demand generated by the burgeoning U.S. home renovation trend and growing consumer awareness of, and confidence in, the TOTO brand. To increase U.S. consumer awareness of Washlets, we broadcast our first mass media infomercial designed to explain their unique benefits and features. As a result, the sales volume for Washlets climbed 47% when compared with the previous year. Additionally, in October 2003, TOTO introduced the NEOREST, our luxury brand of Washlet toilets, to the US market in order to establish TOTO as a luxury brand name. The NEOREST received high praise from the market for its sleek design, smart sensor innovations, and unique flushing system.

Meanwhile, TOTO continued to promote cost reductions, focusing on plant, distribution, and other expenses. As a result, the U.S. business recorded an increase of 20% in sales compared with the previous year and achieved profitability for the first time.

In 2004, TOTO will continue to introduce innovative products for the U.S. bath space and will launch airbath tubs, faucets and other products central to the bathroom to complement its mainstay sanitary ware.

Since the U.S. market for Washlets has not developed as fully as in Japan, TOTO will continue to expand this market while increasing sales through promotional activities that raise consumer awareness.

TOTO plans to maintain sales expansion and profit increases by working to instill a luxury brand image centered on the NEOREST while increasing the entire TOTO product line's brand equity with consumers.

**TOTO in the Rest of the World**

TOTO strives to sustain growth and maintain profitability at all its facilities in Asia. Vietnam is witnessing one of the highest growth rates in any ASEAN country, projected to be approximately 7% and to increase in the future. A mid- to high-end market for plumbing-related products is beginning to emerge there for commercial and office buildings as well as some individual homeowners. TOTO is laying the foundation for market penetration, and its mid- to high-end sanitary ware production facility began operating in March 2004. As a new production base for the TOTO Group, this new facility in Vietnam will leverage its cost competitiveness in the Pacific Rim to efficiently manufacture products for overseas markets including the United States, China and Japan. In April 2004, the Company established TOTO Vietnam marketing offices in Hanoi and Ho Chi Minh City, completing an integrated production and marketing structure.





Above: The 2004 Kitchen/Bath Industry Show & Conference was held in Chicago for three days from April 2, 2004. To promote awareness of the TOTO brand in the U.S. market, we put on display our latest products featuring cutting-edge technology and designs, including the high-grade NEOREST toilet, water faucets and bathtubs, all of which attracted great interest.

Left: A NEOREST billboard advertisement along Broadway in New York City was on display until the end of 2003.

# Review of Operations

**Restroom Products**

Major products in this segment are sanitary ware, system restroom fixtures, toilet seats (including Washlets) as well as interior and exterior tiles.

Inheriting the rimless basin and Tornado flush system of TOTO's high-end NEOREST EX toilet, the NEOREST SD is a more compact tankless toilet with Washlet. The NEOREST SD has been extremely popular among consumers, and sales volume has increased sharply as a result. During the fiscal year under review, TOTO focused efforts on expanding its lineup with products suitable for home remodeling projects, releasing the NEOREST SD series of remodeling-type products and the PureRest, which is the first tank-style toilet in the world to feature rimless basins and the Tornado flush system.

In addition, TOTO unveiled the NEW Apricot N Series of detachable-type Washlets, which features sensors that automatically open and close the lid before and after use and an automated flushing system. TOTO also announced the NEW S Series of Washlets with such innovations as a sleeker design and remote control flushing.

Overseas, but predominantly in the United States and China, sanitary ware sales grew following efforts to strengthen marketing and introduce new products.

As a result, total sales in this segment, inclusive of intra-group sales, increased 3.6% from the previous fiscal













**1.** The RESTPAL DX toilet contributes to a refreshing atmosphere, features a compact storage cabinet and comes standard with the NEOREST SD rimless toilet and Tornado flushing system. **2.** The PureRest tank-style toilet features a rimless basin and the Tornado flushing system, as well as an aesthetically pleasing oval-shaped design. **3·4.** The NEW Apricot N Series of detachable-type Washlets has a motion sensor that automatically opens and closes the toilet lid, and also flushes the toilet after use.

**5.** The Super Legacess Crystal Series of modular kitchens combines beauty with function through the use of translucent materials that excel in heat resistance for the countertop. **6.** The high-grade System J Crystal Series of vanity/wash basins creates an atmosphere of cleanliness with a translucent countertop. **7.** When the bathtub is sealed with its special lid, the Flowpia Hakkan Seikatsu Series of unit bathrooms offers a new home steam-mist bathing experience.

**8.** The Mahobin (thermal pot) bathtub's double-layer insulation keeps bathwater warm longer. **9.** The Touch Switch shower faucet can be turned on or off with the touch of a finger. **10.** The Alkali Slim is a high-performance, ultra-slim water faucet that produces ionized alkaline water. **11.** Featuring proprietary ferroelectric ceramics, our electrostatic chucks are used in semiconductor and LCD manufacturing equipment.

year to ¥208,498 million. Operating income for the segment rose 25.0% to ¥22,750 million.

During fiscal 2005, the Company plans to launch the RESTPAL DX toilet with cabinet that will incorporate the well-received rimless basin and Tornado flush system of the NEOREST SD as standard features.

## Bath, Kitchen and Wash Products

This segment encompasses unit bathrooms, faucets, water-heater systems, modular kitchens, washbasin/vanity units, Marbright artificial marble counters and enameled cast-iron bathtubs.

Unit bathrooms for houses featuring the quick-drying Karari Floor have been extremely popular since their introduction two years ago. During the fiscal year under review, TOTO announced the Remodeling Bathroom WZ Series to extend Karari Floor use to condominium and apartment remodeling. Moreover, the Company released the Flowpia Hakkan Seikatsu Series of unit bathrooms that encourages perspiration in a short period of time without placing the body under undue stress, thereby creating a new way of bathing for customers.

In kitchen products, we announced the Super Legacess LX modular kitchen, which includes new functions such as an easy-to-clean glass-top stove, and the Super Legacess Crystal Series modular kitchen that uses a newly developed transparent material with excellent thermal resistance for the kitchen counter.

TOTO expanded its product lineup with the NEW Clear Z Series, which features a "swing" shower faucet that rotates 90 degrees and retracts into the cabinet, and the Shower Room JS Series, a product jointly developed with Matsushita Electric Works, Ltd.

As a result, total sales for this segment advanced 9.2% to ¥234,128 million. Operating income climbed 33.7% to ¥20,208 million.

In fiscal 2005, TOTO plans to release a succession of new products, including the Flowpia Mahobin (thermal pot) Bathtub Series, which features extremely high heat retention to prevent bathwater from becoming cold, the Super Legacess Suwatte Rakuraku Plan of modular kitchens that incorporates universal design for greater accessibility, and the New System J Crystal Series, which has an all-in-one transparent countertop and wash basin.

**Net Sales by Business Segment**
**(Years ended/ending March 31)**


Billions of yen
500
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
(estimate)
Other
Bath, Kitchen and Wash Products
Restroom Products

**Percentage of Net Sales by Product Group**
**(Fiscal 2004)**


Other
7%
Modular Kitchens/
Others
12%
Sanitary Ware/
Others
24%
Fittings/
Others
14%
Consolidated
Net Sales
¥467.9 billion
Washlets/
Others
20%
Unit Bathrooms/
Others
23%
Bath, Kitchen and Wash
Products
49%
Restroom Products
44%

## Other

Main products in this segment are advanced ceramics, optical products, dishwashers, and bathroom ventilators and room heaters.

In fiscal 2004, signs of a recovery began to appear in demand for semiconductors and optical communications, which had been sluggish due to the worldwide IT slump. TOTO sales of optical ferrules and other products related to optical communications were flat compared with the previous fiscal year. However, sales increased for static-electricity chucks and other products related to semiconductor and LCD production equipment, adding fuel to the recovery in overall sales of the advanced ceramics business. Sales also increased for Sankanou, a heating, drying and ventilating system for bathrooms, in line with higher demand due to revisions to the Building Standard Law of Japan.

As a result, total sales in this segment rose 3.8%, to ¥30,259 million from the previous fiscal year. The segment posted an operating loss of ¥678 million, an improvement of ¥1,520 million compared with the previous fiscal year.

# Six-Year Summary of Selected Financial Data

Years ended March 31

| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2004 |
|---|---|---|---|---|---|---|---|
| | Millions of yen (except per share amounts) | | | | | Millions of yen (except per share amounts) | Thousands of U.S. dollars (Note 3) (except per share amounts) |
| Net sales | ¥373,782 | ¥391,903 | ¥425,918 | ¥424,097 | ¥439,683 | **¥467,925** | **$4,427,335** |
| Cost of sales | 251,588 | 260,389 | 275,980 | 277,910 | 285,154 | **300,355** | **2,841,849** |
| Cost of sales ratio | 67.3% | 66.4% | 64.8% | 65.5% | 64.9% | **64.2%** | — |
| Gross profit | 122,194 | 131,514 | 149,938 | 146,187 | 154,529 | **167,570** | **1,585,486** |
| Selling, general and administrative (SG&A) expenses | 125,917 | 126,623 | 135,490 | 134,565 | 136,909 | **140,136** | **1,325,916** |
| SG&A ratio | 33.7% | 32.3% | 31.8% | 31.7% | 31.1% | **29.9%** | — |
| Operating income (loss) | (3,723) | 4,891 | 14,448 | 11,622 | 17,620 | **27,434** | **259,570** |
| Operating margin | -1.0% | 1.2% | 3.4% | 2.7% | 4.0% | **5.9%** | — |
| Income (loss) before income taxes and minority interests | (24,081) | (54,442) | 8,058 | 3,691 | 10,807 | **24,463** | **231,460** |
| Net income (loss) | (24,555) | (33,794) | 3,378 | 1,139 | 4,073 | **11,732** | **111,004** |
| Capital investment | 14,300 | 19,200 | 22,600 | 19,700 | 14,500 | **20,600** | **194,910** |
| R&D expenses | 11,957 | 12,319 | 12,770 | 12,259 | 11,298 | **11,366** | **107,541** |
| R&D expenses ratio (%) | 3.2% | 3.1% | 3.0% | 2.9% | 2.6% | **2.4%** | — |
| Cash flow* | (12,798) | (535) | 15,937 | (14,597) | 9,164 | **18,613** | **176,109** |
| Net income (loss) per share (yen and U.S. dollars) | ¥(66.07) | ¥(90.93) | ¥9.09 | ¥ 3.08 | ¥11.05 | **¥33.63** | **$0.32** |
| Cash dividends per share applicable to the year (yen and U.S. dollars) | 9.00 | 9.00 | 9.00 | 10.00 | 10.00 | **11.00** | **0.10** |
| Total assets | ¥460,133 | ¥502,305 | ¥504,934 | ¥488,207 | ¥471,482 | **¥462,622** | **$4,377,160** |
| ROA (%) | -5.1% | -7.0% | 0.7% | 0.2% | 0.8% | **2.5%** | — |
| Total current assets | 233,083 | 249,829 | 234,548 | 215,729 | 219,919 | **224,075** | **2,120,116** |
| Fixed assets | 227,050 | 250,208 | 270,386 | 272,478 | 251,563 | **238,547** | **2,257,044** |
| Net property, plant and equipment | 176,941 | 170,181 | 174,123 | 183,199 | 172,994 | **164,492** | **1,556,363** |
| Total investments and other assets | 50,109 | 80,027 | 96,263 | 89,279 | 78,569 | **74,055** | **700,681** |
| Total liabilities and minority interests | ¥233,027 | ¥302,500 | ¥305,157 | ¥296,261 | ¥293,170 | **¥272,765** | **$2,580,803** |
| Total current liabilities | 133,307 | 143,849 | 153,887 | 155,347 | 172,331 | **168,367** | **1,593,027** |
| Total long-term liabilities | 95,191 | 155,764 | 147,841 | 131,811 | 111,649 | **94,731** | **896,310** |
| Net shareholders' equity | 227,106 | 199,805 | 199,777 | 191,946 | 178,312 | **189,857** | **1,796,357** |
| ROE (%) | -10.1% | -15.8% | 1.7% | 0.6% | 2.2% | **6.4%** | — |

*Cash flow = Net increase (decrease) in cash and cash equivalents.

# Management's Discussion and Analysis of Operations

### Scope of Consolidation

The TOTO Group's consolidated financial statements reflect the performance of TOTO LTD., 60 consolidated subsidiaries (44 domestic, 16 overseas), and nine affiliated companies (three domestic, six overseas) accounted for under the equity method.

Two new domestic sales subsidiaries, two overseas production subsidiaries and one overseas financial services subsidiary were included under consolidation during the fiscal year under review, and one company was excluded due to closure.

### Market Environment

In fiscal 2004, ended March 31, 2004, the Japanese economy showed signs of a gentle recovery as evidenced by a rebound in capital investment, exports and the stock market, despite ongoing deflation and harsh employment and income conditions. In the construction industry, with which the Company has a close relationship, new housing starts increased by 28,000 to 1,174,000. Demand for renovation grew steadily along with changes in consumer awareness.

### Revenue and Earnings

Net sales for TOTO LTD. and its consolidated companies (the TOTO Group) during fiscal 2004, ended March 31, 2004, increased 6.4% from the previous fiscal year to ¥467.9 billion.

Cost of sales increased 5.3% to a total of ¥300.4 billion. Gross profit rose 8.4% to ¥167.6 billion, and the gross profit ratio improved by 0.7 percentage point, from 35.1% in the previous fiscal year to 35.8%. This was due to strong sales of high-value-added products for remodeling, as well as cuts in purchasing costs and cost reductions following the streamlining of production.

Selling, general and administrative (SG&A) expenses increased 2.4% from the previous fiscal year to ¥140.1 billion. Sales promotion expenses increased, reflecting efforts to develop demand for remodeling. As a result of efforts to curb expenditures, however, the ratio of SG&A expenses to net sales improved by 1.2 percentage points, from 31.1% to 29.9%.

Operating income during the term increased 55.7% to ¥27.4 billion. The ratio of operating income to net sales improved 1.9 percentage points, from 4.0 % to 5.9%.

Other income and expenses improved by ¥3.8 billion from the previous fiscal year, for an expenditure excess of ¥3.0 billion. The principal component of this was a gain on the return of the substitutional portion of welfare pension fund plans, assets previously managed on behalf of the government, of ¥13.8 billion. TOTO used this gain for strengthening the corporate structure. Specifically, the Company recorded a ¥5.8 billion loss in business restructuring following the dissolution of consolidated subsidiary TOTO YUPRO LTD., as well as losses on bad debts from a major business partner applying for bankruptcy rehabilitation. In addition, TOTO recorded a ¥4.2 billion loss on devaluation of fixed assets in the form of idle and unutilized facilities in the ceramics business, as well as ¥2.9 billion in losses on disposal of inventories deemed to be excessive.

**Net Sales**



Billions of yen
391.9
425.9
424.1
439.7
467.9
2000
2001
2002
2003
2004


**Cost of Sales and Cost of Sales Ratio**



Billions of yen
%
100
75
50
25
0
260.4
276.0
277.9
285.2
300.4
2000
2001
2002
2003
2004


**Operating Income and Operating Margin**



Billions of yen
%
8
6
4
2
0
4.9
14.4
11.6
17.6
27.4
2000
2001
2002
2003
2004


**Net Income (Loss)**



Billions of yen
-33.8
3.4
1.1
4.1
11.7
2000
2001
2002
2003
2004

As a result of the above, income before income taxes and minority interests increased significantly, from ¥10.8 billion the previous fiscal year to ¥24.5 billion. Net income climbed approximately 2.9 times to ¥11.7 billion, while return on sales improved 1.6 percentage points to 2.5%. Net income per share was ¥33.63, up from ¥11.05 the previous fiscal year. Diluted net income per share was ¥32.58. Annual cash dividends were increased ¥1 per share to ¥11.00 per share, including a ¥5.50 per share interim dividend.

**Financial Position**

As of March 31, 2004, consolidated total assets amounted to ¥462.6 billion, a decline of ¥8.9 billion from the end of the previous fiscal year.

Total current assets increased by ¥4.2 billion to ¥224.1 billion. Cash and cash equivalents increased ¥19.2 billion to ¥58.7 billion, while trade notes and accounts receivable declined ¥6.5 billion to ¥83.2 billion. Also, as a result of Companywide inventory cuts made as part of the TOTO Self-Revolution (TSR) program, inventories were reduced ¥2.3 billion to ¥63.2 billion.

Net property, plant and equipment declined ¥8.5 billion to ¥164.5 billion. Machinery and equipment decreased ¥7.7 billion to ¥137.2 billion in line with valuation losses on idle facilities in the ceramics business.

Total investments and other assets fell ¥4.5 billion to ¥74.1 billion. Although investment securities increased ¥4.6 billion, deferred tax assets declined ¥7.7 billion.

Total current liabilities decreased ¥4.0 billion to ¥168.4 billion. Short-term bank loans declined ¥5.0 billion. The current portion of long-term debt fell ¥11.4 billion as a result of the redemption of convertible bonds. During the fiscal year under review, TOTO issued ¥10.0 billion in commercial paper.

Total long-term liabilities decreased by ¥16.9 billion from the previous fiscal year to ¥94.7 billion. Accrued retirement benefits for employees declined by ¥17.6 billion to ¥60.1 billion, due mainly to the return of the substitutional portion of welfare pension fund plans.

As a result, interest-bearing debt (the total of short-term bank loans, current portion of long-term debt and long-term debt) declined by ¥15.9 billion to ¥84.6 billion.

Working capital at fiscal year-end totaled ¥55.7 billion, up ¥8.1 billion from the previous fiscal year. The current ratio rose from 1.28 times to 1.33 times.

Net shareholders' equity grew ¥11.5 billion from the previous fiscal year to ¥189.9 billion, as a result of an increase in retained earnings and net unrealized holding gains on securities. The equity ratio rose by 3.2 percentage points, from 37.8% to 41.0%. Return on equity increased 4.2 percentage points, from 2.2% the previous fiscal year to 6.4%. Equity per share, based on the weighted-average number of shares outstanding during the fiscal year under review, increased from ¥513.88 to ¥547.25.

**Net Income (Loss) per Share**


Yen
-90.93
9.09
3.08
11.05
33.63
2000
2001
2002
2003
2004

**Total Assets and ROA**


Billions of yen
%
502.3
504.9
488.2
471.5
462.6
3
2
1
0
-4
-8
2000
2001
2002
2003
2004

**Net Property, Plant and Equipment**


Billions of yen
170.2
174.1
183.2
173.0
164.5
2000
2001
2002
2003
2004

**Current Ratio**


Times
2.5
2.0
1.5
1.0
0.5
0
2000
2001
2002
2003
2004

**R&D Expenses**

The TOTO Group places great importance on technical development research aimed at improving production capacity and reliability. In product development, R&D is conducted with the aim of improving products following the concepts of the environment, health and universal design. The Group also conducts basic research and development in technologies such as photocatalysts, fine ceramics and fuel cells as a means to create new businesses.

Research and development expenses for fiscal 2004 (in SG&A expenses) grew by ¥0.1 billion from the previous fiscal year to ¥11.4 billion. The ratio of R&D expenses to net sales was 2.4%. By segment, R&D expenses totaled ¥3.3 billion in the Restroom Products segment, ¥4.1 billion in the Bath, Kitchen and Wash Products segment, and ¥2.4 billion in the Other segment.

**Capital Investment and Depreciation**

The TOTO Group's capital investment in fiscal 2004 totaled ¥20.6 billion, up ¥6.1 billion from the previous fiscal year. Of this total, investment by TOTO LTD. was ¥9.0 billion, with domestic subsidiaries and overseas subsidiaries spending ¥7.0 billion and ¥4.6 billion, respectively. The principal content of investment was purchases of mold manufacturing equipment to produce new models at domestic factories, as well as equipment for TOTO EASTCHINA CO., LTD. and TOTO VIETNAM CO., LTD.

Depreciation and amortization was ¥18.4 billion, down ¥1.2 billion from the previous fiscal year. For fiscal 2005, the Company anticipates capital investment of ¥20.0 billion, and depreciation and amortization of ¥20.0 billion.

**Cash Flows**

Net cash provided by operating activities increased ¥3.3 billion from the previous fiscal year to ¥35.8 billion, owing mainly to a significant increase in income before income taxes and minority interests, losses on business restructuring of ¥5.8 billion and loss on devaluation of fixed assets of ¥4.2 billion. This was partially offset by a gain of ¥13.8 billion on the return of the substitutional portion of welfare pension fund plans.

Net cash used in investing activities totaled ¥5.5 billion, up ¥0.9 billion from the previous fiscal year. This was mainly due to an increase in purchases of property, plant and equipment for overseas plant construction.

Net cash used in financing activities decreased ¥8.1 billion from the previous fiscal year to ¥10.8 billion. While TOTO procured capital through the issuance of commercial paper, this was offset by the redemption of bonds and a decrease in bank loans.

As a result, cash and cash equivalents at end of year increased ¥19.2 billion, from ¥39.6 billion at the end of the previous fiscal year to ¥58.7 billion.

**Shareholders' Equity and ROE**


Billions of yen
%
7.5
5.0
2.5
0
-9
-18
199.8
199.8
191.9
178.3
189.9
2000 2001 2002 2003 2004

**R&D Expenses**


Billions of yen
12.3
12.8
12.3
11.3
11.4
2000 2001 2002 2003 2004

**Capital Investment**


Billions of yen
19.2
22.6
19.7
14.5
20.6
2000 2001 2002 2003 2004

**Cash Flow**


Billions of yen
-0.5
15.9
-14.6
9.2
18.6
2000 2001 2002 2003 2004

**Business Risk**

1. Risk of Change in Operating Environment

The TOTO Group's main business activities are the production and sale of facilities and equipment for buildings. As a result, sudden changes in the operating environment from a decline in the number of housing starts and construction of large-scale buildings, intensified market competition, as well as consumer spending trends that affect demand for new housing and remodeling, may have an adverse impact on the financial position and business performance of the TOTO Group.

2. Risk Related to Product and Service Quality Guarantees

The TOTO Group recognizes the importance of ensuring the quality of its products and services, and bases its quality assurance efforts on internal standards and national standards such as Japanese Industrial Standards (JIS) for engineering, development, production, sales and services. However, in the event that a problem should occur with the quality of its products and services, such as an accident or poor service, the TOTO Group's financial position and business performance may be adversely affected.

3. Risk Related to Intellectual Property Rights

In product development, the securing patents, trademarks and other intellectual property rights is increasingly important to business execution. The TOTO Group pays careful attention to protecting its proprietary technologies and know-how, and to avoiding infringement on the intellectual property rights of third parties. In the event that problems arise related to intellectual property rights, however, the TOTO Group's financial position and business performance may be adversely affected.

4. Risks Related to Changes in Material Prices

The TOTO Group manufactures products using a variety of materials including copper alloys for water faucets, resins for bathtubs and cardboard for packaging products. The Company aims to absorb changes in material prices through production efficiency enhancements. In the event that market prices rise sharply and material prices exceed expectations, however, the TOTO Group's financial position and business performance may be adversely affected.

5. Risks Related to Share Price Fluctuations

The TOTO Group owns securities for investment purposes. Changes in the share prices of these investment securities may have an adverse impact on the financial position and business performance of the TOTO Group.

6. Risk of Computer Malfunction

The TOTO Group uses computers in various parts of its operations, including production and sales. The Company takes measures to manage the security of computers and prevent unauthorized access from external parties. Should an event such as infection by a computer virus occur despite these measures, the TOTO Group's financial position and business performance may be adversely affected.

# Consolidated Statements of Income

Years ended March 31, 2003 and 2004

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 3) |
| Net sales | ¥439,683 | ¥ 467,925 | $4,427,335 |
| Cost of sales | 285,154 | 300,355 | 2,841,849 |
| Gross profit | 154,529 | 167,570 | 1,585,486 |
| Selling, general and administrative expenses (Note 10) | 136,909 | 140,136 | 1,325,916 |
| Operating income | 17,620 | 27,434 | 259,570 |
| Other income (expenses): | | | |
| Interest and dividend income | 815 | 625 | 5,914 |
| Interest expense | (1,779) | (1,446) | (13,682) |
| Loss on sales and disposal of property, plant and equipment, net | (2,427) | (860) | (8,137) |
| Gain on sales of investment securities, net | 957 | — | — |
| Gain on return of the substitutional portion of welfare pension fund plans (Note 9) | — | 13,800 | 130,571 |
| Loss on devaluation of fixed assets | — | (4,171) | (39,464) |
| Loss on devaluation of securities | (1,267) | (199) | (1,883) |
| Loss on disposal of inventories | (531) | (2,911) | (27,543) |
| Special retirement benefits paid | (1,249) | — | — |
| Foreign exchange loss, net | (183) | (432) | (4,088) |
| Sales discounts | (750) | (896) | (8,478) |
| Loss on business restructuring | (235) | (5,776) | (54,650) |
| Loss on devaluation of memberships | (58) | (9) | (85) |
| Loss on repair of defective products | (852) | (1,404) | (13,284) |
| Equity in earning of unconsolidated subsidiaries and affiliates | 758 | 724 | 6,850 |
| Other, net | (12) | (16) | (151) |
| Income before income taxes and minority interests | 10,807 | 24,463 | 231,460 |
| Income taxes (Note 8): | | | |
| Current | 3,455 | 4,530 | 42,861 |
| Deferred | 2,445 | 6,440 | 60,933 |
| | 5,900 | 10,970 | 103,794 |
| Minority interests | (834) | (1,761) | (16,662) |
| Net income (Note 11) | ¥ 4,073 | ¥ 11,732 | $ 111,004 |

See notes to consolidated financial statements.

# Consolidated Balance Sheets

At March 31, 2003 and 2004

| ASSETS | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 3) |
| **Current assets:** | | | |
| Cash and cash equivalents | ¥ 39,575 | **¥58,735** | **$555,729** |
| Short-term investments (Note 14) | 8,138 | **1,436** | **13,587** |
| Notes and accounts receivable: | | | |
| Trade | 89,659 | **83,185** | **787,066** |
| Allowance for doubtful receivables | (759) | **(1,255)** | **(11,874)** |
| | 88,900 | **81,930** | **775,192** |
| Inventories (Note 4) | 65,526 | **63,233** | **598,287** |
| Deferred tax assets (Note 8) | 7,949 | **5,714** | **54,064** |
| Other current assets | 9,831 | **13,027** | **123,257** |
| Total current assets | 219,919 | **224,075** | **2,120,116** |
| **Property, plant and equipment** (Note 6): | | | |
| Land | 49,889 | **50,052** | **473,574** |
| Buildings and structures | 162,504 | **163,443** | **1,546,438** |
| Machinery and equipment | 144,902 | **137,208** | **1,298,212** |
| Construction in progress | 4,943 | **4,613** | **43,646** |
| Other | 55,711 | **55,390** | **524,080** |
| | 417,949 | **410,706** | **3,885,950** |
| Accumulated depreciation | (244,955) | **(246,214)** | **(2,329,587)** |
| Property, plant and equipment, net | 172,994 | **164,492** | **1,556,363** |
| **Investments and other assets:** | | | |
| Investment securities (Note 14) | 19,034 | **23,617** | **223,455** |
| Investments in and loans to unconsolidated subsidiaries and affiliates | 6,281 | **5,480** | **51,850** |
| Long-term loans receivable | 1,228 | **900** | **8,515** |
| Guaranty money deposited | 5,598 | **5,463** | **51,689** |
| Deferred tax assets (Note 8) | 29,325 | **21,593** | **204,305** |
| Excess of cost over net assets acquired | 133 | **186** | **1,760** |
| Other | 16,970 | **16,816** | **159,107** |
| Total investments and other assets | 78,569 | **74,055** | **700,681** |
| | ¥ 471,482 | **¥462,622** | **$ 4,377,160** |

See notes to consolidated financial statements.

| LIABILITIES AND SHAREHOLDERS' EQUITY | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 3) |
| **Current liabilities:** | | | |
| Notes and accounts payable: | | | |
| Trade | ¥ 53,320 | ¥ 54,887 | $ 519,321 |
| Property and equipment | 4,807 | 3,259 | 30,835 |
| | 58,127 | 58,146 | 550,156 |
| Short-term bank loans (Notes 5 and 6) | 55,252 | 50,218 | 475,144 |
| Current portion of long-term debt (Notes 5 and 6) | 12,654 | 1,232 | 11,657 |
| Commercial paper (Note 5) | — | 10,000 | 94,616 |
| Other accounts payable | 8,107 | 6,649 | 62,910 |
| Accrued income taxes (Note 8) | 2,236 | 2,786 | 26,360 |
| Accrued expenses | 16,395 | 19,157 | 181,257 |
| Other current liabilities (Note 8) | 19,560 | 20,179 | 190,927 |
| Total current liabilities | 172,331 | 168,367 | 1,593,027 |
| **Long-term liabilities:** | | | |
| Long-term debt (Notes 5 and 6) | 32,544 | 33,138 | 313,540 |
| Accrued retirement benefits for employees (Note 9) | 77,682 | 60,118 | 568,814 |
| Accrued retirement benefits for directors | 519 | 513 | 4,854 |
| Other (Note 8) | 904 | 962 | 9,102 |
| Total long-term liabilities | 111,649 | 94,731 | 896,310 |
| Minority interests | 9,190 | 9,667 | 91,466 |
| **Shareholders' equity** (Notes 7 and 16): | | | |
| Common stock, without par value: | | | |
| Authorized — 700,000,000 shares | | | |
| Issued: 371,662,595 shares in 2003 and 371,662,595 shares in 2004 | 35,579 | 35,579 | 336,635 |
| Capital surplus | 29,101 | 29,188 | 276,166 |
| Retained earnings | 131,307 | 139,341 | 1,318,393 |
| Net unrealized holding gains (losses) on securities | (1,123) | 4,221 | 39,938 |
| Translation adjustments | (2,929) | (4,693) | (44,403) |
| | 191,935 | 203,636 | 1,926,729 |
| Less common stock in treasury, at cost; 24,773,481 shares in 2003 and 24,854,360 shares in 2004 | (13,623) | (13,779) | (130,372) |
| Total shareholders' equity | 178,312 | 189,857 | 1,796,357 |
| Contingent liabilities (Note 13) | | | |
| | ¥ 471,482 | ¥ 462,622 | $ 4,377,160 |

# Consolidated Statements of Shareholders' Equity

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 3) |
| **Common stock** | | | |
| Balance at beginning of year | | | |
| (2003—371,663 thousand shares; 2004—371,663 thousand shares) | ¥ 35,579 | **¥ 35,579** | **$ 336,635** |
| Balance at end of year | | | |
| (2003—371,663 thousand shares; 2004—371,663 thousand shares) | ¥ 35,579 | **¥ 35,579** | **$ 336,635** |
| **Capital surplus** | | | |
| Balance at beginning of year | ¥ 29,101 | **¥ 29,101** | **$ 275,343** |
| Gain on sales of treasury stock | — | **87** | **823** |
| Balance at end of year | ¥ 29,101 | **¥ 29,188** | **$ 276,166** |
| **Retained earnings** | | | |
| Balance at beginning of year | ¥ 130,908 | **¥ 131,307** | **$ 1,242,378** |
| Net income | 4,073 | **11,732** | **111,004** |
| Loss on sales of treasury stock | (9) | **—** | **—** |
| Cash dividends paid | (3,665) | **(3,646)** | **(34,497)** |
| Bonuses to directors and statutory auditors | — | **(52)** | **(492)** |
| Balance at end of year | ¥ 131,307 | **¥ 139,341** | **$ 1,318,393** |
| **Net unrealized holding gain (loss) on securities** | | | |
| Balance at beginning of year | ¥ 1,388 | **¥ (1,123)** | **$ (10,625)** |
| Net changes during the year | (2,511) | **5,344** | **50,563** |
| Balance at end of year | ¥ 1,123 | **¥ 4,221** | **$ 39,938** |
| **Translation adjustments** | | | |
| Balance at beginning of year | ¥ (1,703) | **¥ (2,929)** | **$ (27,713)** |
| Adjustments arising from translation of foreign currency financial statements | (1,226) | **(1,764)** | **(16,690)** |
| Balance at end of year | ¥ (2,929) | **¥ (4,693)** | **$ (44,403)** |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars (Note 3) |
| **Operating activities** | | | |
| Income before income taxes and minority interests | ¥ 10,807 | ¥ 24,463 | $ 231,460 |
| Depreciation and amortization | 19,617 | 18,480 | 174,851 |
| Interest and dividend income | (815) | (625) | (5,914) |
| Interest expense | 1,779 | 1,446 | 13,682 |
| Employees' retirement benefits paid, net of provision | (6,754) | (3,903) | (36,929) |
| Directors' retirement benefits paid, net of provision | (352) | (6) | (57) |
| Loss on sales and disposal of property, plant and equipment, net | 2,427 | 860 | 8,137 |
| Gain on sales of investment securities, net | (957) | — | — |
| Loss on devaluation of securities | 1,267 | 199 | 1,883 |
| Loss on business restructuring | 235 | 5,776 | 54,650 |
| Loss on devaluation of memberships | 58 | 9 | 85 |
| Loss on devaluation of fixed assets | — | 4,171 | 39,464 |
| Gain on return of the substitutional portion of welfare pension fund plans | — | (13,800) | (130,571) |
| Notes and accounts receivable | (4,876) | 1,912 | 18,091 |
| Inventories | 10,169 | 2,050 | 19,397 |
| Notes and accounts payable | (36) | 69 | 653 |
| Bonuses to directors and statutory auditors | — | (52) | (492) |
| Other | 3,953 | (588) | (5,563) |
| Subtotal | 36,522 | 40,461 | 382,827 |
| Interest and dividend income received | 825 | 802 | 7,588 |
| Interest expense paid | (1,768) | (1,528) | (14,457) |
| Income taxes paid | (3,165) | (3,973) | (37,591) |
| Net cash provided by operating activities | 32,414 | 35,762 | 338,367 |
| **Investing activities** | | | |
| Purchases of property, plant and equipment | (9,680) | (12,429) | (117,599) |
| Proceeds from sales of property, plant and equipment | 1,035 | 1,141 | 10,796 |
| Increase in marketable and investment securities | 5,713 | 4,633 | 43,836 |
| Decrease in time deposits | 2,739 | 6,319 | 59,788 |
| Acquisition of subsidiaries' stock resulting in changes in the scope of consolidation | 368 | 355 | 3,359 |
| Other | (4,855) | (5,554) | (52,550) |
| Net cash used in investing activities | (4,680) | (5,535) | (52,370) |
| **Financing activities** | | | |
| Increase (decrease) in bank loans | 4,024 | (4,934) | (46,683) |
| Proceeds from issuance of commercial paper | — | 10,000 | 94,616 |
| Cash dividends paid | (3,661) | (3,644) | (34,478) |
| Purchases of treasury stock | (10,251) | (129) | (1,221) |
| Redemption of bonds | (8,812) | (11,781) | (111,467) |
| Other | (255) | (344) | (3,255) |
| Net cash used in financing activities | (18,955) | (10,832) | (102,488) |
| Effect of exchange rate changes on cash and cash equivalents | 385 | (782) | (7,400) |
| Net increase in cash and cash equivalents | 9,164 | 18,613 | 176,109 |
| Cash and cash equivalents at beginning of year | 30,411 | 39,575 | 374,444 |
| Increase due to inclusion of subsidiaries in consolidation | — | 547 | 5,176 |
| Cash and cash equivalents at end of year | ¥ 39,575 | ¥ 58,735 | $ 555,729 |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

TOTO LTD. and consolidated subsidiaries

**1...Basis of Preparation**

TOTO LTD. (the "Company") and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements prepared by the Company as required under the Securities and Exchange Law of Japan and, therefore, have been prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

**2...Summary of Significant Accounting Policies**

**(a) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates**

The accompanying consolidated financial statements include the accounts of the Company and its significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are carried at cost.

Certain foreign subsidiaries are consolidated on the basis of fiscal periods ending December 31, which differ from that of the Company; however, the significant effect of the difference in fiscal periods has been properly adjusted in consolidation.

The difference between the cost and the underlying equity in the net assets at fair value at the date of acquisition is being amortized principally over a period of five years.

**(b) Cash equivalents**

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

**(c) Securities**

In general, securities other than those of subsidiaries and affiliates are classified into three categories: trading, held-to-maturity or other securities. Securities held by the Company and its consolidated subsidiaries are all classified as other securities. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

**(d) Inventories**

Finished products, semifinished products and work in process are stated at cost, determined by the first-in, first-out method.

Raw materials are principally stated at the lower of cost (by the gross average cost method) or market.

Contracts in progress and supplies are stated at cost determined by the specific identification method and the gross average cost method, respectively.

**(e) Allowance for doubtful receivables**

The allowance for doubtful receivables is provided for possible bad debt at the amount estimated based on the past bad debt experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

**(f) Depreciation and amortization**

Depreciation of property, plant and equipment of the Company and its domestic consolidated subsidiaries is mainly calculated by the declining-balance method at rates based on the estimated useful lives of the respective assets. Depreciation of foreign consolidated subsidiaries is mainly calculated by the straight-line method over the estimated useful lives of the respective assets. The useful lives of property, plant and equipment are summarized as follows:

| | |
|---|---|
| Buildings and structures | 3 to 50 years |
| Machinery and equipment | 4 to 15 years |

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income.

Computer software capitalized is being amortized over a period of five years.

**(g) Foreign currency translation**

Monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet dates. All revenues and expenses associated with foreign currencies are translated at the rates of exchange prevailing when such transactions were made. The resulting exchange gains and losses are credited or charged to income.

The revenue and expense accounts of the foreign subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date. Except for the components of shareholders' equity, the balance sheet accounts are also translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical exchange rates.

### (h) Research and development costs

Research and development costs are charged to income as incurred.

### (i) Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

### (j) Retirement benefits

Accrued retirement benefits for employees are provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the balance sheet dates, as adjusted for unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method principally over 16 years. Prior service cost is being amortized by the straight-line method principally over 16 years.

See Note 9 for the method of accounting for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under the welfare pension fund plans.

In addition, directors and statutory auditors of the Company are customarily entitled to lump-sum payments under an unfunded retirement plan. Provisions for the retirement benefits for these officers are made at estimated amounts.

### (k) Leases

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

### (l) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting to be held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. See Note 16.

### (m) New accounting standards

A new Japanese accounting standard "Impairment of Fixed Assets" was issued in August 2002 that is effective for fiscal years beginning on or after April 1, 2005. Early adoption is permitted. The new standard requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Companies would be required to recognize an impairment loss in their income statement if certain indicators of asset impairment exist and the book value of an asset exceeds the undiscounted sum of future cash flows of the asset. The Company is currently assessing the impact of this new accounting standard on its financial position and operating results.

## 3...U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts is included solely for convenience, as a matter of arithmetic computation only, at the rate of ¥105.69=US$1.00, the exchange rate prevailing on March 31, 2004. The translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

## 4...Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

| | 2003 | **2004** | **2004** |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Finished products | ¥ 39,570 | **¥ 35,372** | **$ 334,677** |
| Semifinished products, work in process and contracts in progress | 16,715 | **18,170** | **171,918** |
| Raw materials | 5,791 | **6,287** | **59,485** |
| Supplies | 3,450 | **3,404** | **32,207** |
| | ¥ 65,526 | **¥ 63,233** | **$ 598,287** |

## 5...Short-Term Bank Loans, Commercial Paper and Long-Term Debt

Short-term bank loans generally represent overdrafts and notes. The weighted average annual interest rates applicable to such short-term loans outstanding at March 31, 2003 and 2004 were 0.8% and 0.6%, respectively. Commercial paper is due within one year with an annual interest of 0.038% as of March 31, 2004.

Long-term debt at March 31, 2003 and 2004 consisted of the following:

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Unsecured convertible bonds: | | | |
| 1.6% due 2004 | ¥ 11,781 | ¥ — | $ — |
| 2.7% due 2007 | 29,998 | **29,998** | **283,830** |
| Bank loans maturing through 2015 at interest rates ranging from 0.33% to 6.72%: | | | |
| Secured | 1,194 | **932** | **8,819** |
| Unsecured | 2,225 | **3,440** | **32,548** |
| | 45,198 | **34,370** | **325,197** |
| Less current portion | 12,654 | **1,232** | **11,657** |
| | ¥ 32,544 | **¥ 33,138** | **$ 313,540** |

At March 31, 2004, unsecured convertible bonds, unless previously redeemed, were convertible at the option of the holders into shares of common stock of the Company at the current conversion prices as follows:

| | Conversion price per share | Conversion period |
|---|---|---|
| 2.7% due 2007 | 1,295.50 | June 1, 1995–September 27, 2007 |

Under the indentures and trust deeds of the convertible bonds, the conversion price is subject to adjustment in certain cases which include stock splits. A sufficient number of shares of common stock is reserved for the conversion of all outstanding convertible bonds.

At March 31, 2004, if all the outstanding convertible bonds had been converted at the then current conversion prices, 23,156 thousand new shares of common stock would have been issuable.

The aggregate annual maturities of long-term debt subsequent to March 31, 2004 are summarized as follows:

| Years ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥ 1,232 | $ 11,657 |
| 2006 | 283 | 2,678 |
| 2007 | 905 | 8,563 |
| 2008 | 30,337 | 287,038 |
| 2009 | 339 | 3,207 |
| 2010 and thereafter | 1,274 | 12,054 |
| | ¥ 34,370 | $ 325,197 |

## 6...Pledged Assets

The assets pledged as collateral for short-term bank loans and long-term debt at March 31, 2003 and 2004 were as follows:

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Property, plant and equipment, at net book value | ¥1,777 | **¥2,243** | **$21,222** |

## 7...Capital Surplus and Retained Earnings

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which was included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as a distribution of earnings be appropriated to the legal reserve until the total of such reserve and the capital surplus account equals 25% of the common stock account. The legal reserve amounted to ¥8,291 million ($78,446 thousand) as of both March 31, 2003 and 2004.

The Code provides that neither capital surplus nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also provides that if the total amount of capital surplus and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders.

## 8...Income Taxes

Income taxes applicable to the Company and its domestic consolidated subsidiaries comprised corporation tax, enterprise tax and inhabitants' taxes which, in the aggregate, resulted in a statutory tax rate of approximately 41.7% for both 2003 and 2004. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2003 and 2004 differ from the statutory tax rate for the following reasons:

| | 2003 | 2004 |
|---|---|---|
| Statutory tax rate | 41.7% | **41.7%** |
| Effect of: | | |
| Expenses not deductible for income tax purposes | 1.9 | **1.1** |
| Dividend income deductible for income tax purposes | (0.5) | **(0.4)** |
| Per capita taxes | 1.8 | **1.0** |
| Changes in valuation allowance | 2.6 | **2.9** |
| Adjustments in deferred tax assets and liabilities due to the change in tax rate | 6.8 | **—** |
| Other, net | 0.3 | **(1.5)** |
| Effective tax rate | 54.6% | **44.8%** |

New legislation was enacted in March 2003 which will change the aggregate statutory tax rate from 41.7% to 40.4% effective for fiscal years beginning after March 31, 2004. The effect of this tax rate change was to decrease deferred tax assets (net of deferred tax liabilities) by ¥756 million at March 31, 2003 and to increase income taxes – deferred by ¥731 million for the year ended March 31, 2003.

The significant components of deferred tax assets and liabilities as of March 31, 2003 and 2004 were as follows:

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Deferred tax assets: | | | |
| Accrued bonus | ¥ 2,279 | ¥ 3,538 | $ 33,475 |
| Retirement allowances | 27,428 | 21,775 | 206,027 |
| Net operating loss carryforwards | 8,552 | 3,213 | 30,400 |
| Other | 6,152 | 8,641 | 81,758 |
| Total gross deferred tax assets | 44,411 | 37,167 | 351,660 |
| Valuation allowance | (5,829) | (5,753) | (54,433) |
| Total deferred tax assets | 38,582 | 31,414 | 297,227 |
| Deferred tax liabilities: | | | |
| Net unrealized holding gains on securities | (2) | (2,790) | (26,398) |
| Reserve under Special Taxation Measures Law | (1,155) | (1,136) | (10,748) |
| Other | (279) | (351) | (3,321) |
| Total deferred tax liabilities | (1,436) | (4,277) | (40,467) |
| Net deferred tax assets | ¥ 37,146 | ¥ 27,137 | $ 256,760 |

### 9...Retirement Benefit Plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, such as welfare pension fund plans ("WPFP"), tax-qualified pension plans, lump-sum payment plans, and other types of defined benefit plans covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2003 and 2004 for the Company's and the consolidated subsidiaries' defined benefit plans:

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Retirement benefit obligation | ¥ (216,431) | ¥ (137,440) | $ (1,300,407) |
| Plan assets at fair value | 89,433 | 65,365 | 618,460 |
| Unfunded retirement benefit obligation | (126,998) | (72,075) | (681,947) |
| Unrecognized actuarial gain or loss | 57,811 | 16,048 | 151,840 |
| Unrecognized prior service cost | (8,181) | (3,719) | (35,188) |
| Net retirement benefit obligation | (77,368) | (59,746) | (565,295) |
| Prepaid pension cost | 314 | 372 | 3,519 |
| Accrued retirement benefits | ¥ (77,682) | ¥ (60,118) | $ (568,814) |

On April 15, 2003, the Company received approval from the Minister of Health, Labor and Welfare with respect to its application for an exemption from the obligation for benefits related to future employee services under the government-sponsored portion ("substitutional portion") of the WPFP.

In accordance with the transitional provision stipulated in "Practical Guidelines for Accounting for Retirement Benefits," the Company accounted for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under its WPFP as of the date of approval of its exemption assuming that the transfer to the Japanese government of the substitutional portion of the benefit obligation and related pension plan assets had been completed as of that date. As a result, the Company recognized a gain of ¥13,800 million ($130,571 thousand) for the year ended March 31, 2004. The pension assets which are to be transferred were calculated at ¥39,490 million ($373,640 thousand) at March 31, 2004.

The components of retirement benefit expenses for the years ended March 31, 2003 and 2004 are outlined as follows:

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Service cost | ¥ 5,764 | ¥ 5,608 | $ 53,061 |
| Interest cost | 6,156 | 3,428 | 32,434 |
| Expected return on plan assets | (3,937) | (1,670) | (15,801) |
| Amortization of actuarial gain or loss | 380 | 1,941 | 18,365 |
| Amortization of prior service cost | (607) | (270) | (2,554) |
| Subtotal | 7,756 | 9,037 | 85,505 |
| Gain on return of the substitutional portion of WPFP | — | (13,800) | (130,571) |
| Total | ¥ 7,756 | ¥ (4,763) | $ (45,066) |

The assumptions used in the accounting for the above plans are as follows:

| | 2003 | 2004 |
|---|---|---|
| Discount rate | 2.5% | **2.5%** |
| Expected return on plan assets | 0.1–4.1% | **1.0–3.5%** |

### 10...Research and Development Costs

Research and development costs included in selling, general and administrative expenses for the years ended March 31, 2003 and 2004 amounted to ¥11,298 million and ¥11,366 million ($107,541 thousand), respectively.

### 11...Amounts per Share

Basic net income per share is computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year, and diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds.

Amounts per share of net assets is computed based on net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share represent the cash dividends declared as applicable to the respective years, together with the interim cash dividends paid.

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Yen | Yen | U.S. dollars |
| Net income: | | | |
| Basic | ¥ 11.05 | **¥ 33.63** | **$0.32** |
| Diluted | — | **32.58** | **0.31** |
| Net assets | 513.88 | **547.25** | **5.18** |
| Cash dividends applicable to the year | 10.00 | **11.00** | **0.10** |

No diluted net income per share is presented for the year ended March 31, 2003 because the effect of any conversion would be antidilutive.

### 12...Leases

#### (a) Finance leases

The following pro forma amounts represent the acquisition costs (including the interest portion), accumulated depreciation and net book value of the leased property as of March 31, 2003 and 2004 which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Acquisition costs: | | | |
| Machinery and equipment | ¥ 550 | **¥ 532** | **$ 5,033** |
| Other assets | 5,829 | **6,635** | **62,778** |
| | ¥6,379 | **¥7,167** | **$67,811** |
| Accumulated depreciation: | | | |
| Machinery and equipment | ¥ 457 | **¥ 441** | **$ 4,172** |
| Other assets | 3,303 | **3,912** | **37,014** |
| | ¥3,760 | **¥4,353** | **$41,186** |
| Net book value: | | | |
| Machinery and equipment | ¥ 93 | **¥ 91** | **$ 861** |
| Other assets | 2,526 | **2,723** | **25,764** |
| | ¥2,619 | **¥2,814** | **$26,625** |

Lease payments relating to finance leases accounted for as operating leases amounted to ¥1,332 million and ¥1,335 million ($12,631 thousand) for the years ended March 31, 2003 and 2004, respectively. The depreciation expense of the leased assets computed by the declining-balance method over the respective lease terms amounted to ¥1,407 million and ¥1,396 million ($13,208 thousand) for the years ended March 31, 2003 and 2004, respectively.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2004 for finance leases accounted for as operating leases are summarized as follows:

| Years ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥1,185 | $ 11,212 |
| 2006 and thereafter | 2,683 | 25,386 |
| Total | ¥3,868 | $36,598 |

#### (b) Operating leases

Future minimum operating lease payments subsequent to March 31, 2004 for non-cancelable operating leases are summarized as follows:

| Years ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥ 284 | $ 2,687 |
| 2006 and thereafter | 953 | 9,017 |
| Total | ¥1,237 | $11,704 |

## 13...Contingent Liabilities

The Company and its consolidated subsidiaries had the following contingent liabilities at March 31, 2004:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Trade notes receivable discounted with banks | ¥ 565 | $ 5,346 |
| Trade notes receivable endorsed | 23 | 218 |
| Guarantor of indebtedness of others | 3,006 | 28,442 |

## 14...Securities

a) Information regarding marketable securities classified as other securities as of March 31, 2003 and 2004 is as follows:

March 31, 2003

| | Acquisition cost | Carrying value | Gross unrealized holding gains (losses) |
|---|---|---|---|
| | | Millions of yen | |
| Securities whose carrying value exceeds their acquisition cost: | | | |
| Equity securities | ¥ 2,873 | ¥ 3,366 | ¥ 493 |
| Debt securities | 4,427 | 4,474 | 47 |
| Others | — | — | — |
| Subtotal | ¥ 7,300 | ¥ 7,840 | ¥ 540 |
| Securities whose acquisition cost exceeds their carrying value: | | | |
| Equity securities | ¥ 9,559 | ¥ 7,282 | ¥(2,277) |
| Debt securities | 5,100 | 4,930 | (170) |
| Others | 2 | 2 | (0) |
| Subtotal | ¥14,661 | ¥12,214 | ¥(2,447) |
| Total | ¥21,961 | ¥20,054 | ¥(1,907) |

March 31, 2004

| | Acquisition cost | Carrying value | Gross unrealized holding gains (losses) | Acquisition cost | Carrying value | Gross unrealized holding gains (losses) |
|---|---|---|---|---|---|---|
| | | Millions of yen | | | Thousands of U.S. dollars | |
| Securities whose carrying value exceeds their acquisition cost: | | | | | | |
| Equity securities | ¥ 9,659 | ¥17,101 | ¥ 7,442 | $ 91,390 | $161,803 | $70,413 |
| Debt securities | 4,415 | 4,453 | 38 | 41,773 | 42,133 | 360 |
| Others | — | — | — | — | — | — |
| Subtotal | ¥14,074 | ¥21,554 | ¥ 7,480 | $133,163 | $203,936 | $70,773 |
| Securities whose acquisition cost exceeds their carrying value: | | | | | | |
| Equity securities | ¥ 2,934 | ¥ 2,444 | ¥ (490) | $ 27,760 | $ 23,124 | $ (4,636) |
| Debt securities | 300 | 299 | (1) | 2,839 | 2,829 | (10) |
| Others | — | — | — | — | — | — |
| Subtotal | ¥ 3,234 | ¥ 2,743 | ¥ (491) | $ 30,599 | $ 25,953 | $ (4,646) |
| Total | ¥17,308 | ¥24,297 | ¥ 6,989 | $163,762 | $229,889 | $66,127 |

b) Information regarding sales of securities classified as other securities for the years ended March 31, 2003 and 2004 is as follows:

| | 2003 | 2004 | 2004 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Thousands of U.S. dollars |
| Proceeds from sales | ¥5,230 | ¥ — | $ — |
| Gains on sales | 1,132 | — | — |
| Losses on sales | 175 | — | — |

c) The redemption schedule for securities with maturity dates classified as other securities as of March 31, 2004 is summarized as follows:

March 31, 2004

| | Due in one year or less | Due after one year through five years | Due after five years through ten years | Due in one year or less | Due after one year through five years | Due after five years through ten years |
|---|---|---|---|---|---|---|
| | Millions of yen | | | Thousands of U.S. dollars | | |
| Bonds | ¥1,400 | ¥1,352 | ¥2,000 | $13,246 | $12,792 | $18,923 |
| Others | — | — | — | — | — | — |
| Total | ¥1,400 | ¥1,352 | ¥2,000 | $13,246 | $12,792 | $18,923 |

### 15...Segment Information

The Company and its consolidated subsidiaries are primarily engaged in Japan in the manufacture and sales of products. The operations of the Company and its consolidated subsidiaries have been classified into three business segments: restroom products, bath, kitchen and wash products, and other. The restroom products segment includes sanitary ware, toilets, toilet seats, tiles and building materials, and the bath, kitchen and wash products segment includes unit bathrooms, faucets, water heaters, modular kitchens, modular vanity cabinets, artificial marble countertops and enameled cast-iron bathtubs. The other segment includes new ceramics, bathroom ventilators, roomheaters and dishwashers, and so forth.

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2003 and 2004 is as follows:

Year ended March 31, 2003

| | Restroom products | Bath, kitchen and wash products | Other | Total | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | Millions of yen | | | | | |
| **I. Sales and operating income:** | | | | | | |
| Sales to third parties | ¥200,683 | ¥214,282 | ¥24,718 | ¥439,683 | ¥ — | ¥439,683 |
| Intra-group sales and transfers | 561 | 143 | 4,439 | 5,143 | (5,143) | — |
| Total sales | 201,244 | 214,425 | 29,157 | 444,826 | (5,143) | 439,683 |
| Operating expenses | 183,051 | 199,312 | 31,355 | 413,718 | 8,345 | 422,063 |
| Operating income (loss) | ¥ 18,193 | ¥ 15,113 | ¥ (2,198) | ¥ 31,108 | ¥(13,488) | ¥ 17,620 |
| **II. Assets, depreciation and capital expenditures:** | | | | | | |
| Assets | ¥168,727 | ¥166,196 | ¥51,803 | ¥386,726 | ¥84,756 | ¥471,482 |
| Depreciation | 7,603 | 7,768 | 3,029 | 18,400 | 1,217 | 19,617 |
| Capital expenditures | 5,148 | 6,276 | 1,643 | 13,067 | 2,717 | 15,784 |

Year ended March 31, 2004

| | Restroom products | Bath, kitchen and wash products | Other | Total | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | | | Millions of yen | | | |
| **I. Sales and operating income:** | | | | | | |
| Sales to third parties | ¥207,932 | ¥233,665 | ¥26,328 | ¥467,925 | ¥ — | ¥467,925 |
| Intra-group sales and transfers | 566 | 463 | 3,931 | 4,960 | (4,960) | — |
| Total sales | 208,498 | 234,128 | 30,259 | 472,885 | (4,960) | 467,925 |
| Operating expenses | 185,748 | 213,920 | 30,937 | 430,605 | 9,886 | 440,491 |
| Operating income (loss) | ¥ 22,750 | ¥ 20,208 | ¥ (678) | ¥ 42,280 | ¥(14,846) | ¥ 27,434 |
| **II. Assets, depreciation and capital expenditures:** | | | | | | |
| Assets | ¥163,190 | ¥164,785 | ¥48,965 | ¥376,940 | ¥ 85,682 | ¥462,622 |
| Depreciation | 7,610 | 7,289 | 2,233 | 17,132 | 1,348 | 18,480 |
| Capital expenditures | 7,578 | 6,992 | 1,472 | 16,042 | 1,257 | 17,299 |
| | | | Thousands of U.S. dollars | | | |
| **I. Sales and operating income:** | | | | | | |
| Sales to third parties | $1,967,376 | $2,210,853 | $249,106 | $4,427,335 | $ — | 4,427,335 |
| Intra-group sales and transfers | 5,355 | 4,380 | 37,194 | 46,929 | (46,929) | — |
| Total sales | 1,972,731 | 2,215,233 | 286,300 | 4,474,264 | (46,929) | 4,427,335 |
| Operating expenses | 1,757,479 | 2,024,033 | 292,715 | 4,074,227 | 93,538 | 4,167,765 |
| Operating income (loss) | $ 215,252 | $ 191,200 | $ (6,415) | $ 400,037 | $(140,467) | $ 259,570 |
| **II. Assets, depreciation and capital expenditures:** | | | | | | |
| Assets | $1,544,044 | $1,559,135 | $463,289 | $3,566,468 | $ 810,692 | $4,377,160 |
| Depreciation | 72,003 | 68,966 | 21,128 | 162,097 | 12,754 | 174,851 |
| Capital expenditures | 71,700 | 66,156 | 13,928 | 151,784 | 11,893 | 163,677 |

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals for the years ended March 31, 2003 and 2004, the disclosure of geographical segment information has been omitted.

Overseas sales of the Company and its consolidated subsidiaries constituted less than 10% of the consolidated net sales for both the years ended March 31, 2003 and 2004.

### 16... Subsequent Event

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2004, were approved at a shareholders' meeting held on June 29, 2004:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Cash dividends (¥5.50–$0.052 per share) | ¥1,909 | $18,062 |
| Bonuses to directors and statutory auditors | 67 | 634 |

# Report of Independent Auditors

Shin Nihon & Co.

The Board of Directors
TOTO LTD.

We have audited the accompanying consolidated balance sheets of TOTO LTD. and consolidated subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TOTO LTD. and consolidated subsidiaries at March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Shin Nihon & Co.

Fukuoka, Japan
June 29, 2004

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of TOTO LTD. and consolidated subsidiaries under Japanese accounting principles and practices.

# International Network

As of June 2004


25
4
3h,8,9,10
3,6,7
5
3j
14
19,19n
16
15
24
13
13l
20,21
18.
19m
3k
22
12
17
3i,11
23
2
1c
1g
1b
1a
1e
1,1d
1f

**1. TOTO U.S.A., INC.**
Manufacture and sale of sanitary ware and sales of advanced ceramic products in the United States
**a. New York Office**
**b. Orange Office**
**c. San Jose Office**
**d. Morrow Plant**
**e. Lakewood Plant**
**f. Fairburn Distribution & Assembly Plant**
**g. Ontario Distribution & Assembly Plant**

**2. TOTO KIKI (H.K.) LTD.**
Manufacture and sale of TOTO products in Hong Kong and southern China

**3. TOTO (CHINA) CO., LTD.**
Manufacture and sale of TOTO products in China
**h. Shanghai Sales Office**
**i. Guangzhou Sales Office**
**j. Chongqing Sales Office**
**k. Xiamen Office**

**4. NANJING TOTO CO., LTD.**
Manufacture of enameled cast-iron and acrylic bathtubs

**5. TOTO DALIAN CO., LTD.**
Manufacture of faucets

**6. BEIJING TOTO CO., LTD.**
Manufacture of sanitary ware

**7. TOTO (BEIJING) CO., LTD.**
Manufacture of sanitary ware

**8. TOTO (SHANGHAI) CO., LTD.**
Manufacture of sanitary equipment-related products

**9. TOTO EASTCHINA CO., LTD.**
Manufacture of sanitary ware

**10. TOTO WASHLET SHANGHAI CO., LTD.**
Manufacture of Washlets

**11. TOTO (GUANGZHOU) CO., LTD.**
Manufacture of sanitary equipment-related products

**12. ICOT Guangdong CO., LTD.**
Manufacture of tiles

**13. TAIWAN TOTO CO., LTD.**
Manufacture and sale of sanitary ware
**l. Miaoli Plant**

**14. TOTO KIKI KOREA LTD.**
Sales of sanitary ware

**15. ROYAL TOTO CO., LTD.**
Manufacture of faucets

**16. KELIM TOTO CO., LTD.**
Manufacture of artificial marble, unit bathrooms and FRP bathtubs

**17. TOTO Singapore Branch**
Sales of TOTO products

**18. SIAM MARIWASA TOTO, INC.**
Manufacture and sale of sanitary ware

**19. TOTO VIETNAM CO., LTD.**
Manufacture and sale of sanitary ware
**m. Ho Chi Minh Branch**
**n. Hanoi Branch**

**20. SIAM SANITARY WARE CO., LTD.**
Manufacture and sale of sanitary ware

**21. THE SIAM SANITARY FITTINGS CO., LTD.**
Manufacture of faucets

**22. TOTOKIKI (MALAYSIA) SDN. BHD.**
Manufacture of Washlets

**23. P.T. SURYA TOTO INDONESIA**
Manufacture and sale of sanitary ware and faucets

**24. TOTO LTD. New Delhi Liaison Office**
Sales of TOTO products

**25. BULTHAUP GmbH & Co.**
Manufacture of modular kitchens

# Board of Directors

As of June 29, 2004



From left: Ryosaku Tomita, Teruo Kise, Masatoshi Shigefuchi and Yasuji Moriyama

## Board of Directors

**Chairman and CEO**

Masatoshi Shigefuchi*

**President and COO**

Teruo Kise*

**Executive Vice Presidents**

Ryosaku Tomita*

Yasuji Moriyama*

*Representative Director

**Directors**

Akimichi Nishimura

Kazutoshi Fujihara

Toshio Uzuka

Kenji Ito

Tatsuhiko Saruwatari

Tamiji Mori

Yoshiaki Ota

Tsutomu Ijichi

Hisao Ono

Kunio Harimoto

Kazutoyo Shinohara

Takeharu Endo

Hiromichi Tabata

## Statutory Auditors

Takehiko Iwabe

Kiyoyuki Kagami

Akio Matsuda

Kenjiro Shimizu

# Corporate Data

As of March 31, 2004

**Sales by Segment (% of Net Sales)**

**Restroom Products Segment**
¥207,932 million (44.4%)

**Bath, Kitchen and Wash Products Segment**
¥233,665 million (49.9%)

**Other Segment**
¥26,328 million (5.6%)

**Number of Employees**
17,192 (Consolidated)
8,056 (Nonconsolidated)

**District Sales Branch Offices**……13
(Tokyo, Osaka, Nagoya, Kyushu, Sapporo, Chugoku, Shikoku, Tohoku, Hokuriku, Yokohama, Higashi-Kanto, Kita-Kanto, Shinetsu)

**Sales Branch Offices**……3

**Sales Offices**……72

**Showrooms**……86

**Tile Center**……1

**Plants**……8

**Company Name**
TOTO LTD.

**Date of Establishment**
May 15, 1917

**Headquarters**
1-1, Nakashima 2-chome, Kokurakita-ku, Kitakyushu, Fukuoka 802-8601, Japan
Phone: (093) 951-2707
Fax: (093) 922-6789
Cable: TOTO KITAKYUSYU
URL: http://www.toto.co.jp/

**Total Assets**
¥462,622 million (US$4,377 million)

**Net Sales**
¥467,925 million (US$4,427 million)

**Stock Listings**
Tokyo, Osaka, Nagoya and Fukuoka

**Number of Shares**
Authorized: 700,000,000
Issued: 371,662,595

**Capital Stock**
¥35,579 million (US$337 million)

**Number of Shareholders**
31,129

**Major Shareholders**
TOTO LTD.: 6.62%
Japan Trustee Services Bank, Ltd. (Trust Account): 6.35%
The Master Trust Bank of Japan, Ltd.: 6.20%
Meiji Life Insurance Company: 5.72%
The Dai-ichi Mutual Life Insurance Company: 5.53%
Nippon Life Insurance Company: 4.48%
The Tokio Marine and Fire Insurance Company, Limited: 2.59%
The Bank of Tokyo-Mitsubishi, Ltd.: 2.50%
The Chase Manhattan Bank N.A. London: 2.01%
AXA Group Life Insurance Co., Ltd.: 1.61%

**Transfer Agent**
The Mitsubishi Trust and Banking Corporation

**Composition of Shareholders**


Other Japanese companies 5.73%
Securities companies 0.71%
Foreign institutions 20.69%
Financial institutions 48.52%
Individuals and others 24.35%

## Stock Price Range / Turnover of Common Stock


Stock Price Range
(¥)
1,200
1,000
800
600
400
200
0
TSE 1st Section Stock Price Average
(¥)
25,000
20,000
15,000
10,000
5,000
0
Turnover of Common Stock
(Total monthly turnover)
(Thousands of shares)
60,000
40,000
20,000
0
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3
2002
2003
2004

The TOTO Today newsletter is available at the following address:
http://www.toto.co.jp/en/abstract/today/ index.htm

For further information, please contact us at the following address:
TOTO LTD., Investor Relations, 1-1-28, Toranomon, Minato-ku, Tokyo 105-0001, Japan

**TOTO LTD.**
http://www.toto.co.jp/

TOTO